Exhibit 4.17

Please sign and return to CPI

**Amended effective 01/05**	Please place in the Plan manual

Please place in the plastic covered Summary Plan Description

EXCO RESOURCES, INC. EMPLOYEES SAVING
PARTICIPANT LOAN PROGRAM

EXCO Resources, Inc. Employees Savings Trust permits loans to be made to Participants and their beneficiaries. However, before any loan is made, Section 9.04 of the Trust requires that a written loan program be established which sets forth the rules and guidelines for malting Participant loans. This document shall serve as the required written loan program. In addition, the Plan Administrator may use this document to serve as, or supplement, any required notice of the loan program to Participants and their beneficiaries. All references to Participants in this loan program shall include Participants and their Beneficiaries or alternate payee with respect to the Plan who are “parties in interest” as defined by ERISA §3(14).

1.                                       The Plan Administrator is authorized to administer the Participant loan program. All applications for loans shall be made by a Participant to the Plan Administrator on forms which the Plan Administrator will make available for such purpose.

2.                                       A Participant or Beneficiary may apply for a loan provided at least two weeks written notification is given to the Plan Administrator to process the loan. The Participant shall also be required to provide such supporting information deemed necessary by the Plan Administrator. In addition, a service fee for processing and maintenance of the loan may be charged to the Participant. Such fee, if applicable, shall be commensurate with fees charged by other lenders and shall be a reasonable reimbursement to the Trust for administrative, legal, actuarial or other costs associated with making the loan.

3.                                       The Plan Administrator shall determine whether a Participant qualifies for a loan, applying such criteria as a commercial lender of funds would apply in like circumstances with respect to the Participant. The Participant agrees, as a condition for receiving the loan, to make repayments through direct, after-tax payroll deduction by the Employer. Loan repayments must be based on the amortization schedule. Payments must be equal to the repayment amount on the amortization schedule or in exact multiples of the repayment amount. No deviant loan payments will be allowed other than if the outstanding loan balance is being paid in full. If the Participant has an unpaid leave of absence or goes on military leave while having an outstanding loan, the Participant should contact the Plan Administrator to find out the repayment options available.

4.                                       With regard to any loan made pursuant to this program, the following rule(s) and limitation(s) shall apply, in addition to such other requirements set forth in the Trust:

i)                 Plan loans shall be made only to those individuals who are considered to be parties in interest.

ii)              No loan in an amount less than $1,000 shall be granted to any Participant. No more than two (2) loans shall be allowed at any given time.**

iii)           All Loans made pursuant to this program shall be considered as a directed investment from the account of the Participant maintained under the Trust. A loan shall be deemed

EXHIBIT A

to be an investment of a fund or funds of the Participant’s choice and shall be made available to the extent there are liquid assets available in the selected fund(s). As such, all payments of principal made interest made by the Participant shall be credited only to the selected account(s) of such Participant, and based on current election percentages.

iv)          A Participant shall be entitled to a loan up to one-half (1/2) of the present value of the non-forfeitable accrued benefit of the Participant under the Trust.

v)             The maximum aggregate dollar amount of loans outstanding to any Participant may not exceed $50,000 as aggregated with all Participant loans from other employer qualified plans, reduced by the excess of the Participant’s highest outstanding Participant loan balance during the 12-month period ending on the date of the loan over the Participant’s current outstanding Participant loan balance on the date of the loan.

5.                                       Any loan granted or renewed under this program shall bear a reasonable rate of interest. Such rate of interest shall be Prime plus 2%. The loan shall provide for level amortization with payments to be made not less frequently than quarterly over a period not to exceed five (5) years. If the purpose of the loan is to acquire or construct the primary residence of the Participant, the period of repayment may exceed five years, but in no event shall it exceed the usual repayment period required by commercial lenders for similar loans.

6.                                       The Trust shall require that adequate security be provided by the Participant before a loan is granted. For this purpose, the Trust can consider a Participant’s vested account balance under the Trust to be security. However, in no event shall more than 50% of a Participant’s vested account balance in the Trust (determined immediately after origination of the loan) be used as security for the loan. The use of security other than the Participant’s vested account balance is prohibited.

7.                                       Generally, a default occurs when any scheduled payment is not paid when due. However, there will be a grace period from the due date of the missed payment through the first day of the third month after the end of the quarter in which the required payment was due but not made. If the missed payment is made during the grace period then no distribution will be deemed to have occurred. If the missed payment is not made during the grace period then a distribution will be deemed to have occurred as provided in Treasury Regulation 1.72(p)-1, A-4(a). The Plan Administrator will take such steps as it deems necessary to preserve plan assets in the event of a default. If a Plan loan is in default the loan will not be offset against the vested account balance until a distributable event occurs in the Plan. Under certain circumstances, a loan that is in default may be considered a distribution from the Plan, and thereby resulting in taxable income to the Participant.**

8.                                       If the Participant becomes entitled to a distribution from the Plan due to a termination of employment, the loan becomes due and payable on the first day of the third month after the end of the quarter in which he/she terminates employment, unless the Plan Administrator, at their discretion, allows the Participant to continue making payments. If the terminated Participant is allowed to make payments, the loan will not be in default unless the portions of the preceding paragraph are violated. If the Plan Administrator does not allow the Participant to continue making payments, the Participant may repay the entire outstanding balance of the loan (including any accrued interest), If the Participant does not repay the entire outstanding loan balance, the Participant’s vested account balance will be reduced by the remaining outstanding balance of the loan.**

9.                                       Upon satisfaction of the criteria established for granting a loan, the Plan Administrator shall inform the Trustee that the Participant has qualified to receive a loan under the Trust’s program. The Plan Administrator shall then require that the Participant execute all documents necessary to establish the loan, including a promissory note, payroll withholding form and such other documents which will provide the Trust with adequate security and for repayment of the outstanding loan amount.

10.                                 If a Participant separates from service (or takes a leave of absence) from the Employer because of service in the military and does not receive a distribution of his or her account balances, the Plan shall suspend loan repayments until the Participant’s completion of military service or until the Participant’s fifth anniversary of commencement of military service, if earlier. The Plan Administrator will provide the Participant with a written explanation of the effect of the Participant’s military service upon his or her Plan loan.

11.                                 If a Participant takes an approved leave of absence from the Employer, the Plan shall suspend loan repayments for a period not exceeding one year. The Plan Administrator will provide the Participant with a written explanation of the effect of the leave of absence upon his or her Plan loan.**

Adopted this 30th day of March, 2005. This loan program may be amended from time to time.

EXCO RESOURCES, INC.

/s/ T.W. Eubank
T.W. EUBANK
PRESIDENT

/s/ J. Douglas Ramsey
J. DOUGLAS RAMSEY
TRUSTEE

/s/ Charles R. Evans
CHARLES R. EVANS
TRUSTEE